UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Maxcom Telecomunicaciones, S.A.B. de C.V.

(Name of Issuer)

Series A Common Stock

 (Title of Class of Securities)

57773A 508(1)

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

__________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) CUSIP number is for the American Depositary Shares (“ADSs”) only. Each ADSs represents seven certificados de participación ordinarios (“CPOs”), each of which currently represents thee shares Series A Common Stock.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 10 Pages

CUSIP No. 57773A 508	13G/A	Page 2 of 10 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Eduardo Vazquez Arroyo C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
	6	SHARED VOTING POWER: 71,382,446*
	7	SOLE DISPOSITIVE POWER:
	8	SHARED DISPOSITIVE POWER: 71,382,446*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,382,446* (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.03%
12	TYPE OF REPORTING PERSON*: IN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No. 57773A 508	13G/A	Page 3 of 10 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Gabriel Vazquez Arroyo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
	6	SHARED VOTING POWER: 71,382,446*
	7	SOLE DISPOSITIVE POWER:
	8	SHARED DISPOSITIVE POWER: 71,382,446*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,382,446* (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.03%
12	TYPE OF REPORTING PERSON: IN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No. 57773A 508	13G/A	Page 4 of 10 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Alina G. Carstens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
	6	SHARED VOTING POWER: 71,382,446*
	7	SOLE DISPOSITIVE POWER:
	8	SHARED DISPOSITIVE POWER: 71,382,446*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,382,446* (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.03%
12	TYPE OF REPORTING PERSON: IN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

Item 1(a)	Name of Issuer:

Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Guillermo Gonzalez Camarena No. 2000

Colonia Centro de Ciudad Santa Fe

Mexico, D.F. 01210

Item 2(a)	Name of Person Filing:

This Schedule 13G/A is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Eduardo Vazquez Arroyo C., Gabriel Vazquez Arroyo and Alina G. Carstens, each a “Reporting Person” and, collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G/A as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Reporting Person is Manuel Avila Camacho 1660, esq. Martires Irlandeses, Col. Mezquitan Country, Guadalajara, Jalisco, CP. 44260, Mexico.

Item 2(c)	Citizenship:

Each of the Reporting Persons is a citizen of Mexico.

Item 2(d)	Title of Class of Securities:

Series A Common Stock (the “Series A Common Stock”).

Item 2(e)	CUSIP No.:

57773A 508

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Mr. Eduardo Vazquez Arroyo C. is the direct beneficial owner of 33,528,978 shares of Series A Common Stock, or approximately 4.2% of the total outstanding Series A Common Stock. Mr. Gabriel Vazquez Arroyo is the direct beneficial owner of 32,681,399 shares of Series A Common Stock, or approximately 4.1% of the total outstanding Series A Common Stock. Ms. Alina G. Carstens is the direct beneficial owner of 5,172,068 shares of Series A Common Stock, or approximately 0.7% of the total outstanding Series A Common Stock.

Mr. Eduardo Vazquez Arroyo C. and Mr. Gabriel Vazquez Arroyo are siblings as well as the sons of Ms. Alina G. Carstens. While no formal agreement as to the voting, purchase or disposition of the Series A Common Stock is in effect amongst the Reporting Persons, they are immediate family and may be deemed to have an informal arrangement to act together when making voting and investment decisions relating to the Series A Common Stock. Therefore, (i) the shares of Series A Common Stock directly beneficially owned by Mr. Eduardo Vazquez Arroyo C. may be deemed to be beneficially owned indirectly by each of Mr. Gabriel Vazquez Arroyo and Ms. Alina G. Carstens, (ii) the shares of Series A Common Stock directly beneficially owned by Mr. Gabriel Vazquez Arroyo may be deemed to be beneficially owned indirectly by each of Mr. Eduardo Vazquez Arroyo C. and Ms. Alina G. Carstens, and (iii) the shares of Series A Common Stock directly beneficially owned by Ms. Alina G. Carstens may be deemed to be beneficially owned indirectly by each of Mr. Eduardo Vazquez Arroyo C. and Mr. Gabriel Vazquez Arroyo.

Pursuant to rule 13d-5(b)(1) under the Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 71,382,446 shares of Series Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons. Each such person disclaims beneficial ownership of any such shares in which it does not have a pecuniary interest.

All of the percentages calculated in this Schedule 13G/A are based upon an aggregate of 789,818,829 shares of Series A Common Stock outstanding as of December 31, 2009, as disclosed in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 24, 2011.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2012

By:
Name:	Eduardo Vazquez Arroyo C.

By:
Name:	Gabriel Vazquez Arroyo

By:
Name:	Alina G. Carstens

SCHEDULE 13G/A

 Index Exhibit

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G/A with respect to the Series A Common Stock of Maxcom Telecomunicaciones, S.A.B. de C.V. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G/A.

Date: February 9, 2012

By:
Name:	Eduardo Vazquez Arroyo C.

By:
Name:	Gabriel Vazquez Arroyo

By:
Name:	Alina G. Carstens